SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q26 EARNINGS RELEASE

November 12, 2026

3Q26 RESULTS

São Paulo, November 12, 2026 - Companhia Siderúrgica Nacional (“CSN”) (B3: CSNA3; NYSE: SID) today reports its results for the third quarter of 2026 (3Q26), presented in Brazilian reais. The Company’s consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and the Federal Accounting Council (“CFC”), as well as with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The comments below address the Company’s consolidated results for the third quarter of 2026 (3Q26). Comparative analyses are presented against the second quarter of 2026 (2Q26) and the third quarter of 2025 (3Q25). For reference, the U.S. dollar exchange rate was R$ 5.31 on September 30, 2025, R$ 5.18 on June 30, 2026, and R$ 5.18 on September 30, 2026.

3Q26 Operating and Financial Highlights

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3Q26 RESULTS

Consolidated Highlights

¹ Adjusted EBITDA is calculated based on net income (loss), plus depreciation and amortization, income taxes, net financial result, equity income, other operating income/expenses, and includes the proportional consolidation of 37.49% of the EBITDA of jointly controlled subsidiary MRS Logística, as well as the residual cost from the sale of assets of the Tora Group.

² Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Managerial Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Cash Equivalents consider the 37.49% stake in MRS and exclude forfaiting and supplier finance transactions.

4 Leverage calculation considers Usiminas in 2026.

Consolidated Results

•	In 3Q26, Net Revenue reached R$ 10,485.8 million, representing a decrease of 7.3% versus the previous quarter and 11.1% compared with the same period of 2025. This performance mainly reflects lower iron ore prices and higher seaborne freight costs in the mining segment, as well as the negative seasonality observed in the steel segment’s European operations. On a year-over-year basis, the main negative impact also came from Mining, with a 5.2% decline in iron ore prices and a 57.3% increase in seaborne freight costs, which weighed on realized prices. These effects more than offset the revenue improvement in the other segments, particularly Steel, supported by the operational and pricing improvement observed throughout 2026, and Cement, which has been delivering record performance this year.

•	Cost of Goods Sold (COGS) totaled R$ 8,194.9 million, representing a decrease of 2.2% versus the previous quarter, in line with the lower commercial activity recorded during the period, mainly in the Steel, Mining and Energy segments. Compared with 3Q25, COGS declined by only 1.6%, reflecting lower shipment volumes in Mining.

•	Gross Profit totaled R$ 2,290.9 million in 3Q26, with a gross margin of 21.8%, representing a contraction of 4.1 p.p. versus 2Q26. Compared with the same period of 2025, the decline was even larger, at 7.6 p.p. These results reflects the lower revenue recorded during the period, mainly in the Mining segment, which was affected by the margin compression observed across the sector.

•	Selling, General and Administrative Expenses totaled R$ 1,822.1 million in 3Q26, representing an increase of 10.9% versus the previous quarter and 16.8% year-over-year, a direct result of the increase in distribution expenses in the foreign market, in addition to the strong commercial performance observed in the cement segments and in the domestic steel market.

•	In 3Q26, Other Operating Income and Expenses was negative by R$ 1,205.2 million, representing an increase of 82.5% versus the previous quarter, mainly as a result of the provision recognized in connection with an arbitration proceeding. Performance was also affected by the operational idleness recognized during the period associated with the stripping lines, which were normalized over the course of 3Q26. The combination of these factors offset the positive result from iron ore hedge transactions carried out during the period.

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3Q26 RESULTS

•	The Financial Result was negative by R$ 1,361.4 million in 3Q26, representing a reduction of 26.1% versus the previous quarter and 5.6% compared with 3Q25. This result is a consequence of the lower monetary adjustment of inflation-indexed debts and the positive effect of derivatives operations.

•	Equity Income increased 19.3% versus 2Q26 and 5.3% compared with 3Q25. This performance mainly reflects the reversal of provisions for civil contingencies recorded by TLSA in September, as well as the contribution from other holdings, particularly the indirect stake in affiliates held by the subsidiary CEEE-G. These effects more than offset the lower result from MRS, whose 3Q26 performance was negatively impacted by Hedge Accounting instruments.

•	In 3Q26, CSN reported a Net Loss of R$ 1,247.3 million, representing a 61.3% deterioration versus the previous quarter and a reversal from the net income recorded in the same period of last year. In addition to the weaker operating performance in the period, mainly related to the softer mining result, the loss also reflected the impact of other operating expenses.

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3Q26 RESULTS

Adjusted EBITDA

*The Company reports Adjusted EBITDA excluding equity income and other operating income (expenses), as it believes these items should not be considered in the calculation of recurring operating cash generation.

•	In 3Q26, Adjusted EBITDA totaled R$ 1,875.9 million, representing a decrease of 32.3% versus the previous quarter and 43.5% compared with 3Q25. The Adjusted EBITDA margin reached 17.0% in the period, 6.4 p.p. and 9.8 p.p. below 2Q26 and 3Q25, respectively. This lower profitability is a direct consequence of the more challenging scenario in the mining segment, which combined weaker iron ore prices with higher freight costs between Brazil and China. The other segments also contributed to this decline, with the steel segment posting weaker performance abroad (in line with seasonality) and the cement segment facing temporary raw-material cost pressures. Compared with the same period of 2025, Mining was the main source of pressure on results, reflecting the more challenging margin-compression dynamics faced by all Brazilian iron ore producers.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Adjusted Net Revenue, which considers 100% consolidation of CSN Mineração and the 37.49% stake in MRS.

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3Q26 RESULTS

Free Cash Flow

Free Cash Flow was negative by R$ 3.5 billion in 3Q26, a reversal from the positive result recorded in the previous quarter. This performance is a direct consequence of weaker operating results, as well as the significant debt amortization during the period and the amortization of iron ore prepayment contracts. The combination of these factors offset the working capital release achieved during the period, as well as the benefits of the initiatives underway to reduce the Group’s cash burn.

Free Cash Flow in 3Q26 (R$ million)

² Adjusted Working Capital is composed of changes in Net Working Capital, plus changes in long-term asset and liability accounts, excluding the net change in income tax and social contribution.

³ Financial Result: considers derivatives, financial expenses directly linked to operating activity, and interest on working capital funding.

Indebtedness

As of September 30, 2026, consolidated net debt totaled R$ 44,920 million, with the leverage ratio, measured as Net Debt/LTM EBITDA, reaching 4.23x, an increase of 74 basis points versus the previous quarter. The increase in leverage mainly reflects lower operating results over the last twelve months, a direct consequence of margin compression in the mining segment driven by lower iron ore prices and higher seaborne freight costs. This downcycles, however, is temporary in nature and may reverse as market conditions normalize. In addition, the quarter concentrated a significant volume of amortizations, notably the Exchange Offer for the 2028 Bond and the iron ore prepayment contracts. On the other hand, CSN’s Gross Debt decreased 1.6% in the period, reinforcing Management’s commitment to optimizing the Group’s capital structure. In this regard, progress on asset sale projects, particularly following the signing of a binding term sheet for the full divestment of the subsidiary SWT, as well as the execution of the agreement for the sale of CSN Cimentos to Huaxin, provides solid evidence of the efforts underway to improve the Group’s capital structure.

Net Debt and Leverage (R$ Billion | x)	Build-up Net Debt (R$ Billion)

  ¹ Net Debt / EBITDA: debt is calculated using the period-end U.S. dollar exchange rate, while net debt and EBITDA use the average exchange rate for the period. ² Leverage calculation considers Usiminas share since 2026

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3Q26 RESULTS

Debt Principal Amortization Schedule (R$ million)

¹ Includes the MRS stake (37.49%).

² Gross Debt / Net Debt considers the MRS stake (37.49%), excluding accrued interest.

3 Average term after completion of the liability management plan.

FX Exposure

At the end of 3Q26, the net foreign exchange exposure in the consolidated balance sheet was negative by US$ 2,952.1 million, as shown in the table below. Through Hedge Accounting, CSN matches projected U.S. dollar-denominated export cash flows with the future maturities of its debt in the same currency. As a result, the foreign-exchange variation of U.S. dollar-denominated debt is temporarily recorded in shareholders’ equity and recognized in profit or loss as the related U.S. dollar export revenues are realized.

In this regard, it is important to note that the increase in foreign exchange exposure observed in the period reflects a temporary accounting presentation effect, rather than a change in the Company’s currency hedging strategy or an increase in its economic risk. This occurred because, as of the quarter-end reporting date, the new bonds and others debts had not yet been formally designated as Hedge Accounting instruments for future exports, a matter that was already addressed in October.

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3Q26 RESULTS

Investments

Investments totaled R$ 1,384.0 million in 3Q26, representing a decrease of 2.1% versus the previous quarter and 3.6% compared with the same period of 2025. This slight slowdown reflects the efforts to further optimize maintenance investments, particularly in a period of pressure on results. This more than offset the acceleration in investments in the Group’s expansion projects, mainly related to P15, the recovery of the stripping lines, and the expansion and modernization of the Jacuí plant.

CAPEX (R$ million)

Net Working Capital

Net Working Capital allocated to the business totaled R$ 2,202.0 million in 3Q26, representing a decrease of 27.7% versus the previous quarter. This change mainly reflects the inventory reduction strategy adopted by the Company throughout the year, aimed at optimizing operations and releasing working capital. In addition, accounts receivable also declined during the period, in line with the lower commercial activity in steel and mining.

The calculation of Net Working Capital allocated to the business excludes advances under prepayment contracts, as shown in the table below:

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3Q26 RESULTS

R$ Millions	3Q26	2Q26	3Q26 vs 2Q26	3Q25	3Q26 vs 3Q25
Assets	**13,297**	**14,757**	**-9.9%**	**14,850**	**-10.5%**
Accounts Recivable	**1,964**	**2,531**	-22.4%	**2,706**	-27.4%
Inventory	**8,610**	**9,367**	-8.1%	**10,275**	-16.2%
Taxes to Recover	**2,215**	**2,194**	1.0%	**1,300**	70.4%
Taxes to Recover	2,054	2,003	2.5%	1,229	67.1%
PIS/COFINS credits	161	191	-15.7%	71	126.8%
Antecipated Expenses	**327**	**478**	**-31.6%**	**365**	**-10.4%**
Other Assets NWC [1]	**181**	**187**	**-3.2%**	**204**	**-11.3%**
Liabilities	**11,095**	**11,711**	**-5.3%**	**11,624**	**-4.6%**
Suppliers	**7,320**	**8,854**	-17.3%	**9,176**	-20.2%
Payroll and Related taxes	**1,119**	**1,017**	10.0%	**974**	14.9%
Taxes Payable	**469**	**552**	-15.0%	**593**	-20.9%
Advances from Clients	433	617	-29.8%	565	-23.4%
Other Liabilities [2]	**1,754**	**671**	161.5%	**317**	454.2%
Net Working Capital	**2,202**	**3,046**	**-27.7%**	**3,226**	**-31.7%**

¹ Other NWC Assets: includes advances granted and other receivables.

² Other NWC Liabilities: includes other payables, taxes payable in installments, and other provisions.

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3Q26 RESULTS

Business Segment Results

STEEL

Brazil

Usina Presidente Vargas
Porto Real
Paraná
Prada Distribuição
Prada Embalagens

Outside BRA

Lusosider
Stahlwerk Thüringen (SWT) LLC
Gramperfil
Galvacolor

MINING

CSN Mineração

Casa de Pedra
Pires
Cargo Terminal – Port of Itaguaí (TECAR),

Minérios Nacional

Estanho Rondônia (ERSA)

CEMENT

CSN Cimentos

Cement Operation
Aggregate Operation
Concrete Operation
Agricultural Limestone Operation
Fortaço Franchising

LOGISTICS

Railway

Ferrovia Transnordestina – FTL
Transnordestina Logística – TSLA
MRS Logística
Nordeste Logística – NELOG

Port

Container Terminal – Port of Itaguaí (TECON)

Multimodal

Tora Group

ENERGY

CEEE-G
Itá HPP
Iguarapava Consortium

Companies allocated to the business

Steel: CTE Volta Redonda
Mining: Quebra-Queixo HPP
Cement: SHP Sacre, Santa Ana SHP and SHP Cachoeira dos Macacos

Note: The MRS Logística stake is allocated between CSN Mineração (29.91%) and Companhia Siderúrgica Nacional (7.58%).

Net Revenue by Segment: 3Q26 (R$ million - before eliminations)

Steel
54.9%
Mining
22.7%
Logistics
11.6%
Energy
1.7%
Cement
13.8%
5,294
6,076
5,752
4,419
2,904
2,381
1,217
1,214
1,212
155
396
176
1,333
1,386
1,451
3Q25
2Q26
3Q26

Adjusted EBITDA by Segment: 3Q26 (R$ million - before eliminations)

Steel
30.7%
Mining
20.3%
Logistics
28.5%
Energy
2.4%
Cement
20.5%
428
636
576
1,938
930
381
550
548
534
54
246
45
388
427
385
3Q25
2Q26
3Q26

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3Q26 RESULTS

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3Q26 RESULTS

Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 1,367.5 million tons in the first nine months of 2026, representing a decrease of 0.7% compared with the same period of 2025. China remained the world's largest producer, with 724.8 million tons (down 2.9% year-over-year), followed by India, whose production of 130.0 million tons increased 5.6% in the period. The United States, in turn, produced 64.9 million tons, representing an increase of 5.8% compared with the first nine months of 2025.

Brazil remained among the world's ten largest crude steel producers and the leading producer in South America, with production of 24.6 million tons in the first nine months of 2026, down 1.7% compared with the same period of 2025. Over the same period, South American production totaled 31.2 million tons, representing a year-over-year decrease of 0.2%, with Brazil accounting for approximately 79% of regional output.

In 3Q26, the Brazilian steel market remained under pressure from the competitive environment. Apparent consumption also declined, falling 3.6% to 19.7 million tons, while domestic sales remained stable at 16.0 million tons.

Imports totaled 4.3 million tons in 9M26, down 15.4% year-over-year. Despite the year-to-date decline, pressure from imported steel remained significant, particularly in September, when imports increased 34.6% compared with the same month of 2025. Exports, in turn, totaled 7.9 million tons in the first nine months of the year, representing growth of 1.1% compared with 9M25.

The automotive sector, an important steel-consuming segment, delivered positive performance in 9M26. According to ANFAVEA, vehicle production reached 2.166 million units in the period, representing growth of 8.7% compared with the first nine months of 2025. The domestic market also maintained a positive trajectory, with 281.4 thousand new vehicle registrations in September, the highest monthly volume since December 2014.

OPERATING AND SALES PERFORMANCE

Slab production at Presidente Vargas Steelworks (UPV) reached 776 thousand tons in 3Q26, the highest volume recorded in the year, representing growth of 4.7% versus 2Q26 and 6.9% compared with 3Q25. This result reflects greater efficiency across UPV's production process. Another important milestone during the quarter was the normalization of the stripping line, which had been operating at partial capacity since the incidents in late 2024. Production of flat rolled steel, the Company's main market, totaled 850 thousand tons in 3Q26, representing growth of 7.9% quarter-over-quarter and 15.1% year-over-year.

Long steel production, in turn, totaled 59 thousand tons in 3Q26, down 5.3% versus the previous quarter, but 7.9% above the volume recorded in 3Q25.

Sales Volume (k tons) - Steel

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3Q26 RESULTS

Total sales reached 1,131 thousand tons in 3Q26, down 4.3% versus 2Q26, but up 6.9% compared with 3Q25. In the domestic market, sales volume remained stable quarter-over-quarter and increased 5.8% year-over-year, underscoring the strength and resilience of the operation, as well as the positive effects of antidumping measures. Although their effectiveness has been weakened by circumvention practices, these measures continue to support greater competitiveness for local producers.

In the foreign market, sales volume totaled 305 thousand tons, a decrease of 14.7% versus the previous quarter, as expected and in line with seasonality related to the Northern Hemisphere summer holiday period. Compared with the same period of 2025, however, sales increased a strong 10.0%, reflecting the recovery in steel consumption in the European market. Of this total, 141 thousand tons were sold by SWT and 51 thousand tons by LLC, in addition to 38 thousand tons exported directly and 75 thousand tons sold by Lusosider, Gramperfil and Galvacolor.

In terms of sales volume composition, Civil Construction was the main highlight in 3Q26, accounting for 21.0% of total sales, an increase of 1.8 p.p. versus 2Q26 and 1.3 p.p. compared with 3Q25. General Industry also increased its share, reaching 19.5% of the total, up 0.9 p.p. quarter-over-quarter and 2.2 p.p. year-over-year. The remaining segments continued to face competition from imported steel and have been losing share in the sales mix, particularly Distribution, which accounted for 31.4% of volume, and Home appliance, with 10.6%.

•	Net Revenue in the Steel segment reached R$ 5,752.1 million in 3Q26, a decrease of 5.3% versus 2Q26, but an increase of 8.6% compared with 3Q25. The quarter-over-quarter performance mainly reflected lower sales volumes in the foreign market, combined with a lower value-added product mix in the domestic market. Year-over-year, revenue growth benefited from higher sales volumes in both Brazil and the operations abroad, as well as an improvement in the consolidated average price.

•	In the domestic market, the Average Price reached R$ 4,965/ton in 3Q26, remaining broadly stable versus 2Q26 and increasing 1.3% compared with 3Q25. The quarter-over-quarter price stability was achieved despite a period of greater discounts offered by local producers, demonstrating the effectiveness of the commercial strategy adopted during the period. The year-over-year increase reflects the price adjustments implemented following the approval of the initial antidumping measures. In the foreign market, the average price reached R$ 5,212/ton in 3Q26, which corresponds to an increase of 5.5% compared to 2Q26 and 7.0% compared to 3Q25, mainly reflecting a more favorable product mix, in addition to an improvement in the price environment.

•	The Slab Cost, in turn, totaled R$ 3,394/ton in 3Q26, remaining stable versus 2Q26 and increasing 2.8% compared with 3Q25. Despite raw-material cost pressures during the quarter, particularly for coal and coke, the Company was able to contain its production costs, demonstrating its focus on operational efficiency and the results of initiatives underway to optimize its operations.

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3Q26 RESULTS

Slab Cost (R$/ton; USD/ton) – Steel	Production Cost – 3Q26 – Steel

•	Adjusted EBITDA in the Steel segment reached R$ 576.1 million in 3Q26, with an Adjusted EBITDA margin of 10.0%. However, the quarter's result was affected by non-recurring events related to production idleness associated with the restart of the stripping line, which had been operating at partial capacity following an incident in 2024. Operations were normalized in September, resulting in an accounting effect requiring the allocation of R$ 211.0 million in unabsorbed fixed costs to profit or loss for the period. Excluding this impact, EBITDA would have totaled R$ 365.1 million, with an Adjusted EBITDA margin of 6.3%. This decline in profitability reflects the seasonality of operations abroad, which resulted in lower sales volumes, as well as cost pressures from higher purchases of third-party slabs.

Adjusted EBITDA and EBITDA Margin – Steel

Mining Results

3Q26 was marked by persistently high logistics costs in the transoceanic iron ore market, in an environment still influenced by geopolitical tensions in the Middle East. In addition, global iron ore supply throughout the year was higher than in the previous year, adding pressure on spot prices, which fell below the US$ 100 per ton mark. On the demand side, the key factor relates to greater production discipline in China, which has been experiencing a weaker pace of steel consumption and elevated inventories. On the supply side, the market was impacted by the strong resilience of seaborne shipments from Australia and Brazil, which maintained their production schedules at high activity levels, accumulating significant volumes that raised inventories at Chinese ports. In this context, iron ore ended 3Q26 at an average price of US$ 96.92/dmt (IODEX Fe 61% CFR North China), compared with US$ 105.29/dmt in 2Q26 and US$ 102.03/dmt in 3Q25.

As for the seaborne freight market, 3Q26 saw a further increase in freight rates, with the BCI C3 route (Tubarão–Qingdao) posting an average freight rate of US$ 36.79/t, above the US$ 33.98/t observed in 2Q26 and the US$ 23.36/t recorded in 3Q25. This performance reflected strong demand for Capesize vessels, supported by higher iron ore and bauxite shipment volumes, particularly the growth in bauxite shipments from Guinea and the gradual ramp-up of volumes from Simandou. In addition, persistent geopolitical tensions in the Middle East kept fuel costs and risk premiums at elevated levels, adding pressure to freight rates throughout the quarter.

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3Q26 RESULTS

Total Production – Mining (thousand tons)

•	Iron Ore Production (including third-party purchases) totaled 9,973 thousand tons in 3Q26, a decrease of 9.0% versus 2Q26 and 16.4% compared with 3Q25. Although the third quarter is seasonally strong in terms of production, increased rainfall this year partly explains the lower production levels. The main impact, however, came from deteriorating market conditions, which significantly reduced the profitability of lower-grade iron ore. This environment led to the temporary production reduction at the Pires complex's Dry Beneficiation Plant, announced at the end of the quarter, affecting overall 3Q26 performance.

Sales Volume – Mining (thousand tons)

•	Sales Volume totaled 11,651 thousand tons in 3Q26, a slight decrease of 1.7% versus 2Q26 and 6.0% compared with 3Q25. Despite lower production during the period, the Company advanced its inventory reduction efforts, helping sustain sales volumes. TECAR, in turn, maintained a high level of efficiency, with iron ore shipments totaling 10,373 thousand tons in the quarter, up 6.4% versus 2Q26. This performance reinforces the strength and efficiency of the Company's logistics infrastructure, which continues to deliver consistent progress quarter after quarter.

•	Adjusted Net Revenue totaled R$ 2,381.3 million in 3Q26, a decrease of 18.0% versus 2Q26 and 46.1% compared with 3Q25. Although sales volumes remained close to historical levels, Unit Net Revenue declined to US$ 40.06/t, down 18.4% versus 2Q26 and 39.0% compared with 3Q25. This performance mainly reflects lower iron ore prices and their consequent impact on provisional pricing, as well as higher freight costs.

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3Q26 RESULTS

•	Cost of Products Sold (COGS) in Mining totaled R$ 2,285.8 million in 3Q26, an increase of 2.5% versus 2Q26. Compared with 3Q25, COGS decreased 15.7%, reflecting lower volumes of third-party iron ore purchases. C1, in turn, reached US$ 26.0/t in 3Q26, compared with US$ 24.0/t in 2Q26 and US$ 21.1/t in 3Q25. The increase mainly reflected lower fixed-cost dilution.

•	In 3Q26, Adjusted EBITDA in Mining totaled R$ 380.7 million, with an Adjusted EBITDA Margin of 16.0%, a contraction of 16.0 p.p. versus 2Q26 and 27.9 p.p. compared with 3Q25. The lower profitability reflects the challenging scenario faced by the entire mining sector, combining lower prices with pressure from logistics costs, particularly ocean freight. On the other hand, the segment’s results remain strongly tied to exogenous factors and, therefore, any correction in iron ore prices and/or freight costs tends to be directly reflected in a recovery of operating margins.

EBITDA Reconciliation Chart

Cement Results

According to the National Union of the Cement Industry (SNIC), the Brazilian cement industry sold 50.8 million tons of cement in the first nine months of 2026, representing growth of 0.9% compared with the same period of the previous year. This performance was supported by a combination of factors, particularly (i) a strong labor market, (ii) high aggregate wages, (iii) favorable real estate market dynamics, especially in the affordable housing segment, and (iv) progress in infrastructure projects. Third-quarter performance, however, lost momentum due to fewer business days and higher rainfall during the period.

Cement sales volume totaled 3,440 thousand tons in 3Q26, representing growth of 10.1% versus the previous quarter, but a decrease of 5.1% compared with the same period of 2025, due to rainfall during the period and unscheduled maintenance. Nevertheless, quarterly sales volume was the highest of the year, reflecting a more effective commercial strategy aimed at efficiently navigating more challenging market conditions.

Sales Volume – Cement (thousand tons)

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3Q26 RESULTS

•	Net Revenue reached R$ 1,450.6 million in 3Q26, representing growth of 4.7% versus 2Q26 and 8.8% compared with 3Q25. Revenue growth was a direct result of the commercial strategy adopted during the period, which successfully balanced higher quarter-over-quarter sales volumes with the price adjustments implemented throughout the year.

•	Cost of Goods Sold in the Cement segment totaled R$ 988.8 million in 3Q26, an increase of 11.9% versus the previous quarter and 12.9% compared with 3Q25, mainly reflecting higher raw-material and freight costs. On a per-ton basis, COGS reached R$ 287.47/t, up 1.6% quarter-over-quarter and 18.9% year-over-year, highlighting the greater cost pressures affecting the industry as a whole during the period.

•	As a result, Adjusted EBITDA reached R$ 385.5 million in 3Q26, a decrease of 9.7% versus 2Q26 and 0.5% compared with the same period of 2025. Adjusted EBITDA Margin reached 26.6%, a contraction of 4.2 p.p. versus the previous quarter and 2.5 p.p. year-over-year. Lower profitability was a direct result of the cost pressures observed during the period. Nevertheless, EBITDA per ton reached R$ 112.84/t, up 5.6% compared with 3Q25, demonstrating the Company's ability to preserve value despite lower volumes and greater cost pressures.

Energy Results

In 3Q26, Net Revenue in the Energy segment reached R$ 176.0 million, representing growth of 13.7% compared with 3Q25, directly reflecting higher energy prices during the period. Compared with the previous quarter, however, net revenue decreased 55.5%, as results normalized following the extraordinary effect recognized in 2Q26 related to the retroactive recognition of revenue from the Jacuí Hydroelectric Plant.

Adjusted EBITDA totaled R$ 45.2 million in 3Q26, with an Adjusted EBITDA Margin of 25.7%, a contraction of 36.4 p.p. quarter-over-quarter and 9.3 p.p. compared with 3Q25. Lower profitability reflects specific operating costs incurred during the quarter.

Logistics Results

In 2026, the Logistics segment remains one of the main pillars of CSN's vertical integration strategy and one of the Group's key growth drivers. In port operations, volume handled at TECON in 3Q26 totaled 22 thousand container units (down 8.0% quarter-over-quarter), 97 thousand tons of steel products (up 131.3% quarter-over-quarter), 7 thousand tons of general cargo (down 9.1% quarter-over-quarter) and 226 thousand tons of bulk cargo (up 24.3% quarter-over-quarter). The main year-over-year highlight was the 85.6% increase in bulk cargo volume, which also grew 10.0% year-to-date in 2026.

Shipment Volume at TECON – Port Logistics

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3Q26 RESULTS

In financial terms, Net Revenue in the segment totaled R$ 1,212.3 million in 3Q26, remaining in line with both 2Q26 and 3Q25. Rail Logistics recorded net revenue of R$ 812.8 million, up 1.6% versus 2Q26, while Port Logistics reached R$ 72.9 million, an increase of 11.0% on the same comparison basis. This performance reflects higher volumes of steel products and bulk cargo handled during the period. Multimodal Logistics, in turn, recorded net revenue of R$ 326.6 million, down 6.1% versus the previous quarter.

Adjusted EBITDA in the segment reached R$ 533.7 million in 3Q26, with an Adjusted EBITDA Margin of 44.0%, well above the Group's other segments. Compared with 2Q26, Adjusted EBITDA decreased 2.6%, with a margin contraction of 1.1 p.p. Compared with 3Q25, the declines were 3.0% and 1.2 p.p., respectively. Rail Logistics remained the main contributor to results, with Adjusted EBITDA of R$ 432.4 million and a margin of 53.2%. Port Logistics improved during the quarter, with Adjusted EBITDA of R$ 24.0 million (up 19.9% quarter-over-quarter) and a margin of 32.9% (an expansion of 2.4 p.p.). Multimodal Logistics recorded Adjusted EBITDA of R$ 77.3 million in the quarter, with an Adjusted EBITDA margin of 23.7%.

ESG – Environmental, Social & Governance

ESG PERFORMANCE – CSN GROUP

In recent years, CSN has adopted a separate and dedicated format for disclosing its ESG initiatives and performance, providing individual access to its ESG indicators and results. This model enables stakeholders to access the main quarterly results and indicators and monitor them more effectively and efficiently. Access is available through the results center on CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/.

The information included in this earnings release has been selected based on its relevance and materiality to the Company. Quantitative indicators are presented in comparison with the period that best reflects each metric for monitoring purposes. Accordingly, some are compared with the same quarter of the previous year, while others are compared with the average of the prior period, ensuring comparability based on seasonality and reporting frequency. Additionally, the ESG Performance Report also incorporates the performance indicators of CSN Cimentos assets acquired in 2022, as well as the assets of Tora Logística, Gramperfil and Galvacolor, acquired in 2025. As a result, some absolute indicators may show significant variations when compared with the previous period.

More detailed historical information on CSN's performance and initiatives is available in the 2025 Integrated Report, published in April 2026 (https://api.mziq.com/mzfilemanager/v2/d/c13bfd26-0e38-40d4-80f7-8990c9e1d702/6a44cd74-bf97-1d51-0eee-cd27188e9f2f?origin=2). ESG indicators are reviewed annually in connection with the closing of the Integrated Report; accordingly, the information contained in quarterly earnings releases may be subject to adjustments arising from this process.

CSN's ESG performance can also be monitored quickly and transparently on our website at the following address: https://esg.csn.com.br.

For more information, visit our IR website: https://ri.csn.com.br/	18

3Q26 RESULTS

Capital Markets

In the third quarter of 2026, CSN shares increased 24.9%, while the Ibovespa advanced 8.3% over the same period. Average daily trading volume of CSNA3 on B3 totaled R$ 99.8 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) increased 15.8% in 3Q26, while the Dow Jones index decreased 2.5%. Average daily trading volume of the ADRs (SID) on the NYSE totaled US$ 5.6 million in 3Q26.

3Q26
Number of shares (thousand)	1,326,094
Closing Price (R$/share)	5.77
Closing Price (US$/ADR)	1.06
Market Capitalization (R$ million)	7,638
Market Capitalization (US$ million)	1,406
CSNA3 Performance (BRL)	+24.9%
SID Performance (USD)	+15.8%
Ibovespa Performance (BRL)	+8.3%
Dow Jones Performance (USD)	-2.7%
Average Daily Volume (thousand shares)	18,064
Average Daily Volume (R$ thousand)	99,850
Average Daily Volume (thousand ADRs)	5,114
Average Daily Volume (US$ thousand)	5,587
Source: Bloomberg

Earnings Conference Call: 3Q26 Earnings Presentation Webcast	Investor Relations Team
Conference call in Portuguese with simultaneous translation into English	Pedro Oliva – Interim Executive Officer of Investor Relations Pedro Gomes de Souza (pedro.gs@csn.com.br) Mayra Favero Celleguin (mayra.celleguin@csn.com.br)
November 13, 2026
11h30 a.m. (Brasília time)
09h30 a.m. (New York time)
Webinar: clique aqui

For more information, visit our IR website: https://ri.csn.com.br/	19

3Q26 RESULTS

Some statements contained herein are forward-looking statements that express or imply expected results, performance or events. These statements include future results that may be influenced by historical results and by the statements set forth under “Outlook.” Actual results, performance and events may differ materially from the assumptions and expectations expressed herein and are subject to risks such as: general economic conditions in Brazil and other countries; interest-rate and exchange-rate levels; protective measures in the U.S., Brazil and other countries; changes in laws and regulations; and general competitive factors on a global, regional or national basis.

For more information, visit our IR website: https://ri.csn.com.br/	20

3Q26 RESULTS

For more information, visit our IR website: https://ri.csn.com.br/	21

3Q26 RESULTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Fabio Schvartsman
Fabio Schvartsman Chief Executive Officer

By:	/S/ Pedro Barros Mercadante Oliva
Pedro Barros Mercadante Oliva Investor Relations Executive

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.